December 10, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li / Tia L. Jenkins / Rufus Decker

Re:	Carter’s Inc.
Form 10-K for the Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-31829

Ladies and Gentlemen:

Carters, Inc. (the “Company”) hereby submits this letter in response to the Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 10, 2014, regarding the above-referenced filing. To assist the Staff’s review, the Staff’s comment is set forth below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. In future filings, please disclose the business reasons for the changes between periods in the operating income (loss) of each of your segments discussed in Note 13 of your financial statements, along with the amounts shown in the unallocated corporate expenses line item. In circumstances where there is more than one business reason for the change, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your revised disclosures for 2013 as compared to 2012. See Item 303(a)(3) of Regulation S-K and FRR 501.04.

Securities and Exchange Commission	- 2 -	December 10, 2014

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that it will provide the requested disclosure in future filings. The Company hereby submits in response to the Staff’s comment the attached Annex I, which contains the requested information disclosing the business reasons for the changes in the specified line items in the Staff’s comment for 2013 as compared to 2012. For segment operating income (loss), the principal business reasons are changes in gross profit and SG&A, and changes in these items are quantified in the new disclosure, as are the principal business reasons for changes in the amounts shown in the unallocated corporate expenses line item.

*        *        *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 399-4404 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if have any questions regarding this letter.

Sincerely,

/s/ Michael Wu

Michael Wu

Senior Vice President, General Counsel and Secretary

Carter’s, Inc.

cc:	Joel F. Freedman, Ropes & Gray LLP

Securities and Exchange Commission	- 3 -	December 10, 2014

Annex I

OPERATING INCOME

Operating income increased $2.2 million, or 0.8%, to $264.2 million in fiscal 2013. Following is information regarding our segment results:

	For the fiscal years ended
Operating income (loss):	December 28, 2013	Segment operating margin	December 29, 2012	Segment operating margin
Carter’s Wholesale	$185,501	17.9%	$172,673	17.6%
Carter’s Retail	181,169	19.0%	145,940	17.8%

Total Carter’s	366,670	18.4%	318,613	17.7%

OshKosh Retail	(1,433)	(0.5)%	(7,752)	(2.7)%
OshKosh Wholesale	9,796	13.1%	4,086	5.1%

Total OshKosh	8,363	2.3%	(3,666)	(1.0)%

International	40,641	14.2%	43,376	19.9%

Total segment operating income	415,674	15.8%	358,323	15.0%
Corporate expenses	(151,523)		(96,337)

Total operating income	$264,151		$261,986

Carter’s wholesale operating income in fiscal 2013 increased $12.8 million, or 7.4%, from 2012 to $185.5 million. The segment’s operating margin increased from 17.6% in fiscal 2012 to 17.9%. The increase in operating income reflects a $XX.X million improvement in segment gross profit in fiscal 2013 compared to fiscal 2012 primarily as a result of incremental sales, as discussed in the previous section for Carter’s wholesale sales. The improvement in net sales was partially offset by an $X.X million increase in SG&A expenses which was largely due to $X.X million in incremental distribution and freight costs associated with growth in the business.

Carter’s retail operating income in fiscal 2013 increased $35.2 million, or 24.1%, from fiscal 2012 to $181.2 million. The segment’s operating margin increased from 17.8% in fiscal 2012 to 19.0%. The increase in operating income reflects a $XX.X million improvement in segment gross profit in fiscal 2013 compared to fiscal 2012 primarily as a result of incremental sales, as discussed in the previous section for Carter’s retail sales. The improvement in net sales was partially offset by a $XX.X million increase in SG&A largely due to $XX.X million in incremental retail expenses associated with a higher store count and growth in the eCommerce business, and $X.X million in incremental distribution and freight expenses also due to eCommerce growth.

OshKosh retail operating loss in fiscal 2013 improved $6.3 million, or 81.5% from fiscal 2012 to $1.4 million. This segment’s operating margin improved from (2.7)% in fiscal 2012 to (0.5)%. The improvement in segment operating loss reflects a $XX.X million increase in segment gross profit in fiscal 2013 compared to fiscal 2012 primarily due to higher average prices, as discussed in the previous section for OshKosh retail sales. This improvement was partially offset by an $X.X million increase in SG&A expenses largely due to $X.X million in incremental retail expenses associated with a higher store count and growth in the eCommerce business, and $X.X million in incremental distribution and freight expenses also due to eCommerce growth.

Securities and Exchange Commission	- 4 -	December 10, 2014

OshKosh wholesale operating income in fiscal 2013 increased $5.7 million from fiscal 2012 to $9.8 million. The segment’s operating margin increased from 5.1% in fiscal 2012 to 13.1%. The increase in operating income reflects a $X.X million improvement in segment gross profit in fiscal 2013 compared to fiscal 2012 primarily due to higher average prices as discussed in the previous section for OshKosh wholesale sales, a $X.X million decrease in SG&A expenses primarily due to $X.X million in lower provisions for performance-based compensation, and a $X.X million increase in royalty income.

International operating income in fiscal 2013 decreased $2.7 million, or 6.3%, from fiscal 2012 to $40.6 million. This segment’s operating margin decreased from 19.9% in fiscal 2012 to 14.2%. The decrease in international operating income reflects a $XX.X million increase in SG&A expenses in fiscal 2013 compared to fiscal 2012 largely due to $XX.X million in Japan operating and exit costs and $X.X million in incremental Canada retail store expenses associated with a higher store count. These cost increases were partially offset by a $XX.X million improvement in segment gross profit in fiscal 2013 compared to fiscal 2012 primarily due to incremental sales as discussed in the previous section for International sales. Royalty income decreased $X.X million year-over-year primarily due to the absence of Japan royalty income in 2013 as a result of assuming our Japan licensee’s operations in the first quarter of 2013.

Corporate operating expenses in fiscal 2013 increased $55.2 million, or 57.3%, from fiscal 2012 to $151.5 million. Corporate expenses as a percentage of consolidated net sales increased from 4.0% in fiscal 2012 to 5.7%. The increase in operating expenses primarily reflects $XX.X million in incremental costs associated with the office consolidation and other facility closures and $XX.X million in amortization of the H.W. Carter tradename.